                                                                                                                                         Exhibit 99.2

Attention Business Editors:

Court Approvals Received in Rogers Acquisition of Call-Net

TORONTO, June 30 /CNW/ - Rogers Communications Inc. ("RCI") announced today that it has been advised by Call-Net Enterprises Inc. ("Call-Net") that
Call-Net has received the final order from the Ontario Superior Court of
Justice relating to the plan of arrangement through which RCI will acquire all of the outstanding common shares and class B non-voting shares of Call-Net on the basis of one RCI class B non-voting share for every 4.25 Call-Net shares.
The acquisition of Call-Net by RCI is expected to become effective tomorrow, July 1, 2005.

Cautionary Statement Regarding Forward Looking Information:

This news release includes certain forward looking statements that involve risks and uncertainties. We caution that actual future events will be affected by a number of factors, many of which are beyond our control, and therefore may vary substantially from what we currently foresee. These forward-looking statements include, among others, statements with respect to our objectives, and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions and are based on current expectations. We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information, and that actual future performance will be affected by a number of factors, many of which are beyond our control, including but not limited to the ability of the companies to close the transaction and integrate the acquired operations, economic conditions, technological change, regulatory change and competitive factors.
We are under no obligation to (and expressly disclaim any such obligation to)
update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in our most recent annual and interim reports and forms filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

About the Companies:

Call-Net Enterprises Inc. (TSX: FON, FON.NV.B), primarily through its wholly owned subsidiary Sprint Canada Inc., is a leading Canadian integrated communications solutions provider of home phone, wireless, long distance and
IP services to households, and local, long distance, toll free, enhanced voice, data and IP services to businesses across Canada. Call-Net, headquartered in Toronto, owns and operates an extensive national fibre network, has over 151 co-locations in five major urban areas including 33 municipalities and maintains network facilities in the U.S. and the U.K. For more information, visit www.callnet.ca and www.sprint.ca.

Rogers Communications (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM/GPRS technology platform; Rogers Cable is Canada's largest cable television provider offering cable television, high-speed Internet access and video retailing; and Rogers Media is Canada's premier collection of category leading media assets with businesses in radio, television broadcasting, television shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.
%SEDAR: 00003765EF

For further information: (Investment Community): Bruce M. Mann,
(416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550,
eric.wright@rci.rogers.com; (Media): Taanta Gupta, (416) 935-4727,
taanta.gupta@rci.rogers.com;
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